EXHIBIT 21

List of Subsidiaries

	Jurisdiction of
Name	Incorporation	Ownership

Stratos Lightwave LLC	Delaware	100%
Stratos Lightwave — Florida Incorporated	Delaware	100%
Bandwidth Semiconductor LLC (A)	Delaware	100%
Advanced Interconnection Technology LLC	Delaware	100%
MP Optical Communications LLC	Illinois	60%
B&H Mold LLC	Delaware	100%
Stratos Limited	United Kingdom	100%
Paracer, Inc.	Delaware	100%
Tsunami Optics, Inc.	California	100%

(A)	Company was sold May 23, 2003.